FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2011

Commission file number: 1-14872

SAPPI LIMITED
(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

Sappi Limited’s announcement, furnished by the Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the impact of the global economic downturn, the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed, changing regulatory requirements, unanticipated production disruptions (including as a result of planned or unexpected power outages), economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY (“ITALY”), THE REPUBLIC OF SOUTH AFRICA (“SOUTH AFRICA”) OR IN ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

SAPPI ANNOUNCES PRICING AND RESULTS OF ITS CASH TENDER OFFER

Luxembourg, 11 March 2011. Sappi Papier Holding GmbH (formerly Sappi Papier Holding AG, the “Company”) hereby announces pricing and results of its offer to purchase for cash (the “Offer”) up to US$150 million principal amount of its outstanding US$500 million 6.75% Guaranteed Notes due 2012 (the “Securities”) from each registered holder of Securities (a “Holder”).

The Offer was made upon the terms and subject to the conditions set forth in the offer to purchase dated 9 February 2011 (the “Offer to Purchase”) and the related Letter of Transmittal. Capitalised terms used in this announcement have the meanings ascribed to them in the Offer to Purchase.

As of 5:00 p.m., New York City time, on 10 March 2011 (the “Expiration Date”), an aggregate principal amount of Securities equal to US$304,946,000 was validly tendered in the Offer. The Company is pleased to announce (i) it has accepted for purchase an aggregate principal amount of Securities of US$150 million; and (ii) the Total Consideration has been set at US$1,055.00 per US$1,000 principal amount pursuant to the modified “Dutch Auction” procedure described in the Offer to Purchase. All Securities tendered at Offer Prices below the Total Consideration have been accepted in full. The Securities tendered at Offer Prices equal to the Total Consideration have been accepted on a pro rata basis, using a Proration Factor of approximately 23.8 per cent.

Holders who validly tendered and did not validly withdraw their Securities at or before 5:00 p.m., New York City time, on 23 February 2011 (the “Early Tender Date”) and whose Securities have been accepted for purchase will receive the Total Consideration, which includes the Early Tender Premium of US$20 per US$1,000 principal amount. Holders who validly tendered and did not validly withdraw their Securities after the Early Tender Date and at or before the Expiration Date and whose Securities have been accepted for purchase will receive the Tender Consideration of US$1,035.00 per US$1,000 principal amount (which is the Total Consideration minus the Early Tender Premium).

In addition to the Total Consideration or the Tender Consideration, as applicable, Holders whose Securities have been accepted for purchase will also receive Accrued Interest in respect of such Securities. The Offer is expected to settle on 15 March 2011.

Citigroup Global Markets Limited, J.P. Morgan Securities LLC and J.P. Morgan Securities Ltd. are acting as Dealer Managers. Citibank, N.A. is the Tender and Information Agent. This news release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offer was made only by the Offer to Purchase and related Letter of Transmittal, and the information in this news release is qualified by reference to the Offer to Purchase and related Letter of Transmittal.

Requests for information in relation to the Offer should be directed to:

CITIGROUP GLOBAL MARKETS LIMITED
Citigroup Centre
Canada Square
Canary Wharf
London E14 5LB
United Kingdom
Attn: Liability Management Group
Toll free: (800) 558 3745
Collect: (212) 723 6106
London: +44 (0) 20 7986 8969
E-mail: liabilitymanagement.europe@citi.com

J.P. MORGAN SECURITIES LLC
383 Madison Avenue
New York, NY 10179
United States of America
Attn: Liability Management Group
Tel: (212) 270 1200
J.P. MORGAN SECURITIES LTD.
10 Aldermanbury
London EC2V 7RF
United Kingdom
Attn: Liability Management Group
Tel: +44 (0) 20 7325 9633

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the Securities. The Offer was made only by, and pursuant to the terms of, the Offer to Purchase, and the information in this announcement is qualified by reference to the Offer to Purchase and the accompanying Letter of Transmittal.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 11, 2011

SAPPI LIMITED,

By:	/s/ M. Thompson
Name: M. Thompson
Title: Chief Financial Officer